UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 28, 2021

GORES HOLDINGS VI, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39790	85-1695048
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6200 Lookout Road Boulder, CO	80301
(Address of principal executive offices)	(Zip Code)

(310) 209-3010

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock	GHVI	Nasdaq Capital Market
Warrants	GHVIW	Nasdaq Capital Market
Units	GHVIU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On June 28, 2021, Gores Holdings VI, Inc. (the “Company”) issued a press release announcing that the Securities and Exchange Commission (the “SEC) has declared effective the Company’s registration statement on Form S-4 in connection with its previously announced business combination with Matterport, Inc. (“Matterport”). The press release encourages the Company’s stockholders to vote in favor of the approval of the Company’s proposed business combination with Matterport and the related proposals to be voted upon at the Company’s Special Meeting in Lieu of the Company’s 2021 Annual Meeting of Stockholders (the “Special Meeting”). In light of public health concerns regarding the coronavirus (COVID-19) pandemic, the Special Meeting will be held via live webcast at https://www.cstproxy.com/goresholdingsvi/sm2021, on July 20, 2021 at 9:00 a.m. Eastern time. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Additional Information about the Transactions and Where to Find It

In connection with the proposed business combination, the Company has filed a registration statement on Form S-4 that includes a proxy statement/prospectus of the Company. The Form S-4 was declared effective by the SEC on June 17, 2021. The definitive proxy statement/prospectus will be sent to all the Company stockholders as of June 16, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. The Company may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of the Company and Matterport are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, the Company’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

The Company and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed business combination. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between the Company and Matterport, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and the Company’s or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the proposed business combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the Company’s stockholders, the satisfaction of the minimum trust account amount following redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against the Company or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of the Company’s securities on the NASDAQ; (viii) the price of the Company’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the Company’s final proxy statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Matterport gives any assurance that either the Company or Matterport will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between the Company and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

99.1	Press Release issued by the Company on June 28, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gores Holdings VI, Inc.

Date: June 28, 2021	By:	/s/ Andrew McBride
	Name:	Andrew McBride
	Title:	Chief Financial Officer and Secretary

Exhibit 99.1

Gores Holdings VI Announces Registration Statement Effectiveness and Special Meeting Date

Reminds all shareholders to vote before July 20 deadline

BOULDER, Colo.– June 28, 2021 – Gores Holdings VI (NASDAQ: GHVI, GHVIU, and GHVIW) (“Gores Holdings VI”), a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987, announced that the Securities and Exchange Commission (the “SEC”) has declared effective its registration statement (the “Registration Statement”) on Form S-4 in connection with its previously announced proposed business combination with Matterport, Inc. (“Matterport” or the “Company”), the spatial data company leading the digital transformation of the built world.

The Company has filed with the SEC a definitive proxy statement/prospectus with respect to the proposed business combination. The definitive proxy statement/prospectus contains important information about the proposed business combination contemplated by the Agreement and Plan of Merger by and among the Company, Maker Merger Sub, Inc., Maker Merger Sub II, LLC, and Matterport dated February 8, 2021 (the “Merger Agreement”) and announces that the Company will hold a Special Meeting at 9:00 a.m., Eastern time, on July 20, 2021. Every stockholder’s vote is important, regardless of the number of shares held, and all stockholders are strongly encouraged to vote as soon as possible in advance of the Special Meeting.

The declaration of effectiveness by the SEC and the filing of the definitive proxy statement/prospectus is an important step in Matterport becoming a publicly traded company, with the goal of being listed on the Nasdaq Capital Market under the symbol “MTTR.”

As previously announced, and as further described in the Registration Statement, the post-business combination company will have an implied pro forma enterprise value of approximately $2.3 billion and an equity value of approximately $2.9 billion at closing. After giving effect to any redemptions by the public stockholders of the Company, the balance of approximately $345 million cash held in Gores Holdings VI’s trust account, together with approximately $295 million in PIPE proceeds, net of transaction expenses, will be used to support continued growth of the business across key verticals. The PIPE investment is led by institutional investors including Tiger Global Management, LLC, Senator Investment Group, Dragoneer Investment Group, Fidelity Management & Research Company LLC, funds and accounts managed by BlackRock, Miller Value Partners, Darlington Partners, Untitled Investments, and Lux Capital.

All existing Matterport stockholders will roll the entirety of their equity holdings into the combined company and are expected to hold approximately 75% of the issued and outstanding shares of common stock of the combined company immediately following the closing. The transaction, which has been unanimously approved by the boards of directors of both Gores Holdings VI and Matterport, and has the voting support of the requisite equity holders of Matterport, is expected to close by the end of July 2021, subject to regulatory approvals, approval of the proposed business combination by stockholders of Gores Holdings VI, and the satisfaction or waiver of other customary closing conditions.

Following the closing of the business combination, the Company’s management team, led by Chief Executive Officer RJ Pittman, will continue to operate and manage Matterport.

About Gores Holdings VI, Inc.

Gores Holdings VI was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Holdings VI’s strategy is to identify, acquire and, after the initial business combination, to build a company in an industry or sector that complements the experience of its management team and can benefit from their operational expertise.

Additional Information about the Transactions and Where to Find It

In connection with the proposed business combination, Gores Holdings VI has filed a registration statement on Form S-4 that includes a proxy statement/prospectus of Gores Holdings VI. The Form S-4 was declared effective by the SEC on June 17, 2021. The definitive proxy statement/prospectus will be sent to all Gores Holdings VI stockholders as of June 16, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VI’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VI may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores Holdings VI and Matterport are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VI through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VI’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Holdings VI and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Gores Holdings VI’s stockholders in connection with the proposed business combination. Information about Gores Holdings VI’s directors and executive officers and their ownership of Gores Holdings VI’s securities is set forth in Gores Holdings VI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI and Matterport, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VI’s or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VI’s securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VI’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VI; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores Holdings VI’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VI’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores Holdings VI or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores Holdings VI’s securities on the NASDAQ; (viii) the price of Gores Holdings VI’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in Gores Holdings VI’s final proxy statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by Gores Holdings VI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VI and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VI nor Matterport gives any assurance that either Gores Holdings VI or Matterport will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between Gores Holdings VI and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contact Information

Jennifer Kwon Chou

The Gores Group

jchou@gores.com

John Christiansen/Cassandra Bujarski/Danya Al-Qattan

Sard Verbinnen & Co

GoresGroup-SVC@SARDVERB.com

Linda McNair

Matterport

press@matterport.com